Exhibit 99.2

南太地产宣布对佳兆业集团的全资附属公司顺帆提起诉讼

起诉主张顺帆与已被解聘的前南太首席执行官王家标和前南太投资监事张瑜共谋阻挠境内控制权交接

报告 2022 年 1 月 31 日下达的法院令的最新消息，包括禁止顺帆阻挠南太新董事会获得境内控制权的禁令

中国深圳—（美国商业资讯）— 南太地产（纽约证券交易所代码: NTP）（“南太”或“公司”）今日报告了有关上周其在英属维尔京群岛（“BVI”）东加勒比最高法院商事庭（“法院”）针对佳兆业集团控股有限公司（ “佳兆业集团”）在 BVI 注册成立的全资附属公司顺帆有限公司（“顺帆”）提起诉讼的最新情况：

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2022 年 1 月 26 日，南太向法院提起诉讼，指控顺帆与南太前首席执行官兼南太投资（深圳）有限公司（ “南太投资”）的前法定代表人王家标先生、南太投资的前监事张瑜女士共谋阻挠对南太及其关联公司和资产控制权的移交。在其起诉状中，南太称顺帆向中国有关政府部门发送的函件，根据 BVI 法律已构成了恶意虚假陈述和/或以非法手段造成损失的侵权行为。王家标先生和张瑜女士有受雇和隶属于佳兆业集团的历史记录。南太于 2021 年 11 月 30 日召开的特别股东大会上已将佳兆业集团关联方从南太董事会（ “董事会”）中除名。2021 年 12月 1日，南太重组后的董事会正式罢免了王家标先生和张瑜女士的职务。

•	2022 年 1 月 26 日，南太还提交了一项禁令申请，要求顺帆保全相关文件，撤回其向中国政府部门提出的异议，并停止一切旨在阻碍南太新董事会正当接管境内资产和附属公司的行为。

2022 年 1 月 31 日，法院命令如下：

1.	顺帆必须致函其在中国联系过的所有市场监督管理部门，撤回其对南太新董事会任命中国子公司的新高管和法定代表人来取得境内控制权的异议。 法院的命令规定，这些函件必须在北京时间 2022 年 2 月 8 日下午 4:00 之前发出，并且这些函件的原件复本必须同时提供给南太的中国法律顾问。

2.	顺帆不得阻碍南太新董事会接管南太在境内的资产。 此外，顺帆被要求在 2022 年 2 月 15 日之前提供所有其与各个市场监督管理部门往来函件的副本，并提交一份列出其与市场监督管理部门间所有口头沟通的宣誓证词。

南太董事会将持续报告其追责顺帆、佳兆业集团、王家标先生和其他干涉南太事务不法行为人的诉讼与努力的最新进展。南太由 Ogier 代理其正在进行的诉讼，昆鹰律师事务所（Quinn Emanuel Urquhart & Sullivan LLP）担任其特别诉讼顾问，环球律师事务所和君合律师事务担任其中国法律顾问。

前瞻性陈述

除了关于历史事实的陈述外，本公告包含的某些陈述系前瞻性陈述。前瞻性陈述一般可以通过相关前瞻性用语识别，例如 “可能”“也许”“能够”“可以”“将”“将会”“期待”“相信”“继续”“预计”“预期”“预测”“计划”“准备”“寻求”或者“时间表”。这些前瞻性陈述受限于相关风险、不确定性和假设，并包含了我们基于对自身发展策略和对我们的业务领域以及所在行业未来走势的预判进而对我们未来财务表现的预测。这些陈述只是基于我们目前对未来事件的预期做出的预测。存在相当的因素（大多超出我们控制范围）可能会导致结果严重偏离我们的预测。这些风险因素在我们 20-F 年度报告和我们不时提交的 6-K 当期报告中均有描述，并以引用的方式在此并入。这些因素可能单独或与一个或多个其他因素共同对我们的业务、经营结果或财务状况产生不利影响。可能还存在一些其他我们目前未知或者我们没有展开描述的因素，可能导致我们的结果偏离预期。尽管我们相信前瞻性陈述中反映的预期是合理的，但我们不能对未来的结果、经营水平、业绩表现或成绩做出保证。您不能依赖前瞻性陈述作为对未来事件的预测。这些前瞻性陈述仅适用于本公告发布之日：就此而言，因为情形会发生变化，所以这些前瞻性陈述不应被不适当地依赖。除法律要求外，就可能反映在本公告发布日后发生的事件或情况或可能反映发生预期之外事件，我们没有义务也不会承担任何义务公开发布对这些前瞻性陈述的任何修订。

关于南太地产

南太地产是一家全国性的商业地产持有者兼运营商。公司现有两个产业综合体项目，分别位于深圳光明区和深圳宝安区。如欲了解更多公司投资组合和策略重点，请向我们的投资者关系团队发送电子邮件。

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Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

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